Exhibit 99.23

IMMUNOVACCINE INC 8th Floor, 100 University Avenue Tronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual and Special Meeting to be held on Wednesday, May 10, 2017 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 12:30 pm (AST), on May 8, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of Immunovaccine Inc. hereby appoint: Andrew Sheldon, Chairman or failing him, Pierre Labbé, Chief Financial Officer and Corporate Secretary OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Immunovaccine Inc. that will be held at the Innovation Enterprise Centre, 1344 Summer Street, Halifax, Nova Scotia, on Wednesday, May 10, 2017 at 12:30 p.m. (AST) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. Wade Dawe 04. Wayne Pisano 07. Alfred Smithers For Withhold 02. James Hall 05. Albert Scardino 08. Shermaine Tilley For Withhold 03. Frederic Ors 06. Andrew Sheldon For Withhold Fold For Withhold 2. Appointment of Auditor To vote FOR or WITHHOLD from voting for the appointment of PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix its remuneration. For Against 3. Amendment to Stock Option Plan To vote FOR or AGAINST adopting a resolution, the text of which is set out in Schedule “A” to the management information circular of Immunovaccine Inc. dated March 31, 2017 (the “Circular”), approving, ratifying and confirming an increase of the number of common shares of Immunovaccine Inc. reserved for issuance under Immunovaccine Inc.’s stock option plan from 9,100,000 to 11,000,000. For Against 4. Deferred Share Unit Plan To vote FOR or AGAINST adopting a resolution, the text of which is set out in Schedule “C” to the Circular, approving, ratifying and confirming the adoption of a deferred share unit (“DSU”) plan by Immunovaccine Inc. (the “DSU Plan”), as more particularly described in the Circular. For Against Fold 5. Ratification of DSU Grants To vote FOR or AGAINST adopting a resolution, the text of which is set out in Schedule “D” to the Circular, ratifying and confirming the grant of 399,842 DSUs, under the DSU Plan in compliance with the requirements of the Toronto Stock Exchange. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting.If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. I V P Q 2 4 8 2 8 6 A R 2